Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of the second quarter Earnings Conference Call of Charter Communications, Inc. held on July 31, 2014:

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EDITED TRANSCRIPT
CHTR - Q2 2014 Charter Communications Inc Earnings Call

EVENT DATE/TIME: JULY 31, 2014 / 02:00PM GMT

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

CORPORATE PARTICIPANTS
Stefan Anninger Charter Communications, Inc. - VP of IR
Tom Rutledge Charter Communications, Inc. - President & CEO
Chris Winfrey Charter Communications, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS
Jason Bazinet Citigroup - Analyst
Ben Swinburne Morgan Stanley - Analyst
John Hodulik UBS Securities - Analyst
Craig Moffett MoffettNathanson - Analyst
Jeff Wlodarczak Pivotal Research Group - Analyst
David Joyce ISI Group - Analyst
Phil Cusick JPMorgan - Analyst
Scott Goldman Jefferies & Co. - Analyst
Bryan Kraft Evercore Partners - Analyst
Tom Eagan Telsey Advisory Group - Analyst
Will Milner Arete Research - Analyst
James Ratcliffe Buckingham Research - Analyst

PRESENTATION

Operator

Good morning, my name is Regina and I will be your conference operator today. At this time I would like to welcome everyone to the Charter Communications second-quarter 2014 earnings conference call. (Operator Instructions). Thank you. I would now like to turn the conference over to Mr. Stefan Anninger. Sir, you may begin.

Stefan Anninger - Charter Communications, Inc. - VP of IR

Thanks, operator. Good morning, everyone, and welcome to Charter's 2014 second-quarter earnings call. This morning we issued a press release over PRNewswire at 8 a.m. Eastern Time detailing our results. The press release, trending schedules and presentation for this call can be found on our website, IR.charter.com.

As a reminder, there are a number of risk factors and other cautionary statements contained in our SEC filings, including our most recent forms 10-K and 10-Q. We encourage you to read them carefully.

Various remarks that we make concerning expectations, predictions, plans and prospects constitute forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results to differ from historical or anticipated results and reflect management's current view only. Charter undertakes no obligation to revise or update such statements or to make additional forward-looking statements in the future.

We will present today certain information regarding the Comcast Charter transactions. That information may be subject to various assumptions and uncertainties described in the presentation materials including slide 30.

We will also be referring to non-GAAP measures as defined and reconciled in this morning's earnings release. These non-GAAP measures as defined by Charter may not be comparable to measures with similar titles used by other companies.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

On July 1, 2013, Charter completed its acquisition of Bresnan Broadband Holdings LLC and its subsidiaries. Unless otherwise specified all customer and financial data referred to on this call are pro forma for the Bresnan transaction as if it had occurred on January 1, 2012.

Finally, all growth rates noted on this call and in the presentation are calculated on a year-over-year basis unless otherwise specified.

Joining me on today's call are Tom Rutledge, President and CEO, and Chris Winfrey, our CFO. And with that I will turn the call over to Tom.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thank you, Stefan. Charter continues to perform well against its key objectives. We are driving deeper penetration of our services into the home, earning more revenue per household by selling more product at the point-of-sale and increasing ARPU over time. We are investing in quality service to reduce transaction cost per customer and extending customer lifetimes through better service delivery.

As a result we are growing market share, increasing cash flow per home passed and improving our return on investment. We added 27,000 new residential customer relationships versus 2,000 last year. We are selling more than last year with simple high-value offers that resonate with consumers.

We are also selling more services at the time of sale with PSUs per connect growing year over year and triple play sell-in to new video customers reaching 58% this quarter. Roughly a third of our customer base now subscribes to our triple play service. We have a large number of unserved opportunity passings offering potential customer relationships and triple play growth. And we have a clear path to upselling single play customers to video and voice.

Customer retention has also improved as a result of our more competitive product and service delivery. A key driver of our improving service reputation is the use of Charter trained and paid employees to create quality service transactions.

Over the last year we have grown our residential customer base by 4.5% and including commercial Charter now serves over 6 million customers. In the second quarter we added 55,000 residential PSUs, double the number we added during the same period last year.

Both our residential video and broadband net additions improved year over year. Total video net additions improved by 26,000 year over year. And over the last 12 months we have grown our expanded basic video base by 51,000.

We are growing our video market share versus the competition. Our improving video and Internet customer results are being driven by the value that consumers increasingly see in a fully digital HD two way video product and our superior broadband product as we continue to widen the speed gap versus our competitors.

Total second-quarter revenue grew by 7.3% versus 4.6% for the same period last year with residential revenue growing by 6.4% versus 4.3% last year and adjusted EBITDA grew by 7.9% given the accelerating revenue.

Our single largest operational initiative this year is our all digital transition. At the end of the second quarter 60% of our plant was all digital. Over 96% of our customers now have at least one two-way digital box in their homes providing digital pictures, an interactive programming guide and full video on demand capability.

We now have approximately 9 million boxes deployed across our footprint and expect to have over 10 million deployed by the end of this year. And while going all digital can be a disruptive process, it is going very well and we are on schedule.

We are also introducing our new product suite under the Charter Spectrum brand across those portions of our footprint that have gone all digital. Customers in those areas now have access to the Spectrum product including over 200 channels of HD, minimum Internet speeds of 60 megabits and in St. Louis a minimum Internet speed of 100 megabits.

Charter Spectrum is not just for new customers. Those customers that subscribe to the pricing and patching structure we introduced in 2012 receive our Spectrum products suite once a market has transitioned to all digital. By year end we expect to be fully digital and all customers to have access to Charter Spectrum.

Our Charter Spectrum product will continue to improve. Earlier this month we launched our new cloud-based guide called Spectrum Guide to a subset of our Fort Worth Texas customer base. Over the coming months we will test the guide in some of the growing number of customers in several markets to gauge the guide's performance at scale.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

That guide works on existing and new boxes, avoiding the customer disruption and capital to achieve a modern two-way interface across the full video customer base. So far the results have been promising.

We also continue to enhance the value Charter TV tablet and mobile application. We are adding more national cable networks and local broadcast stations to the app and we will continue to bring live channel counts available on the app, up to 170 in most markets. We also plan to add video on demand content and other new features in the coming months.

In late April we announced a multipart transaction with Comcast. Since then we've been working with all parties on developing integration, transition and service plans for the Time Warner Cable and SpinCo assets involved in the asset sale and swap. So we are making progress and we're just as pleased with this set of transactions as we were when we announced them.

As a brief reminder, we have entered into three transactions all to occur simultaneously and shortly after the Comcast Time Warner cable transaction closes.

First, we will execute a tax efficient exchange of assets whereby Charter and Comcast will exchange cable systems serving approximately 1.5 million Time Warner video customers for 1.6 million Charter video customers.

Second, Charter will purchase Time Warner Cable systems serving approximately 1.5 million video customers.

Lastly, Charter will purchase a 33% stake in a new publicly traded cable company consisting of the former Comcast systems serving approximately 2.5 million video customers.

As slide 7 shows, these transactions will create a highly efficient footprint for Charter in the Midwest and Southeastern United States, much of which will be contiguous with or adjacent to SpinCo's footprint.

Charter will divest systems in California, new England, Northern Georgia, Texas, North Carolina, Oregon, Washington, Virginia and parts of Tennessee. These are regions where we have good and growing systems but where we have only partial DMA coverage which limits our ability to fully market our services efficiently. And we will acquire Time Warner Cable's systems in Ohio, Wisconsin, Kentucky and some smaller pieces of Indiana and Alabama.

Additionally, SpinCo's footprint, primarily located in Michigan, Minnesota, Indiana and Alabama, will be adjacent or contiguous with much of Charter's wholly-owned footprint, enabling Charter and SpinCo to provide key services to one another via a two-way services agreement.

At close Charter will own or service over 8 million video customers providing scale and operating efficiencies for both Charter and SpinCo. Between Charter and our equity ownership in SpinCo we will be operating a highly efficient footprint in communities that we find attractive and where we know we can compete well by delivering a highly valuable product set to customers providing more effective local service and have a larger more efficient capability in the local advertising market.

We are also confident that from a regulatory perspective these transactions will support the successful close of the Comcast Time Warner cable transaction. And with that I will turn the call over to Chris.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Thanks, Tom. Let me start by briefly reviewing the quarter and then add some additional color on the transactions, as well as how to think about the economics of the new Charter. As a reminder unless otherwise stated, the results we're discussing and shown on today's slides are presented on a pro forma basis as if we had acquired Bresnan on January 1, 2012.

Turning to slide 9 of today's presentation, as Tom mentioned, residential PSU growth during the second quarter essentially doubled compared to the same period last year. We lost [not] 29,000 residential video customers during the seasonally weak second quarter versus a loss of 55,000 last year, a 26,000 improvement. Note that our second-quarter residential video customer net adds include approximately 15,000 digital and bulk digital upgrades versus 6,000 a year ago.

In residential Internet we added 49,000 customers, up from 38,000 last year. And we added 35,000 residential voice customers versus 45,000 last year. Over the last 12 month our residential customer base has grown by 4.5%. And second-quarter revenue per customer relationship grew by 1.9% year over year driven by higher products sell-in, first-quarter bridge adjustments and higher average seller step up to promotional roll off.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

As slide 11 shows, our accelerating customer growth combined with our ARPU growth resulted in residential revenue growth of 6.4% year over year and just below first-quarter residential revenue growth of 6.5%, the first quarter benefiting modestly from the earlier rate adjustments as compared to 2013.

Looking at commercial, we added 19,000 PSUs versus 18,000 last year. Commercial revenue grew by 19% driven primarily by small and medium businesses. Excluding the lower growth hospitality video-based commercial telecom revenue grew by 22%.

Now turning to expenses and adjusted EBITDA on slide 12. Programming expense grew by $54 million accounting for about 55% of the increase in total operating expense versus the prior year quarter. Programming cost grew by 9.8% on an absolute basis driven by contractual rate increases and 1.3% growth in our expanded video customer base over the last 12 months.

Cost to serve customers, which includes field operations, network operations and customer care costs, grew by 4% year over year compared to 7% revenue growth. And marketing spend increased by $8 million, up 6% year over year on higher sales. Other costs grew by $17 million or 9.6% year over year driven by higher labor cost to support commercial revenue as well as some additional corporate expense.

In total adjusted EBITDA grew by $58 million or 7.9% year over year. Note that our second-quarter adjusted EBITDA did benefit from nonrecurring items in the second quarter, some of which came inside of our programming expense. Excluding these items our second-quarter adjusted EBITDA growth would have been just shy of 6%.

Turning to slide 13, second-quarter capital expenditures totaled $570 million, just over 50% of that spend was driven by CPE to support our all-digital initiative and new customer acquisition. $134 million of our total CapEx was dedicated to our all-digital initiative with most of that spend inside CPE.

For the full year 2014 we continue to expect approximately $2.2 billion in capital expenditures for the planning we have laid out with $500 million of that spend to be one time in nature for all digital and our in sourcing initiatives.

The one caveat here is that as we put together integration plans we will incur some incremental cost in both CapEx and OpEx to position the Company to server roughly twice as many customers. That hasn't occurred in any material way today, but to the extent it does we will certainly reference it on these calls.

We ended the quarter with $14.1 million in net debt with a weighted average borrowing cost of 5.6% today and our leverage ratio fell to 4.6 times on an LTM basis, just above our target leverage ratio of 4 to 4.5 times.

So that covers our second-quarter operating and financial performance. But as Tom mentioned, we are planning the closing and integration activities for the announced transactions both with Comcast and Time Warner Cable, that process is going well.

Part of that process is for each Company to prepare carve-out audited financial statements for the 1.6 million residential and commercial video customers we will swap to Comcast, the 3 million TWC video customers we receive in the swap and acquisition, and the 2.5 million Comcast video customers which go to SpinCo.

Those carve-out financial statements will be used for two purposes: one, to provide a better estimate of the purchase price based on a 7.125 times full-year 2014 carve-out EBITDA multiple; and secondly, for Charter's S4 proxy statement. Those carve-out financial statements and accounting pro forma's will be prepared based on current ownership and operations and will not include synergies or dis-synergies.

For purposes of starting EBITDA at the TWC systems to be acquired we expect EBITDA to be slightly higher than the carve-out EBITDA's programming dis-synergies will be offset by fully loaded overhead allocations in the carve-outs. Much of that allocated overhead cost does not transfer with any of the systems.

Net-net, even after we add some additional overhead at Charter to support a larger footprint, we expect the effective multiple paid for the net acquired EBITDA of TWC systems to be at or slightly below the headline multiple of 7.125 times.

At SpinCo we anticipate the differential between carve-out and starting EBITDA, excluding the impact of the management fee paid to Charter, to drive a small dis-synergy to the headline SpinCo purchase multiple of 7.125 times.

How new Charter and SpinCo can develop over time is perhaps the more material point. And the right way to think about Charter is to first take the 4.3 million residential and commercial video customers we have today and deduct 1.6 million video customers which will go to Comcast in the swap.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

The swap systems going to Comcast from partially owned DMA's are from partially owned DMA's and on average have lower video penetration rates due to less efficient marketing capabilities. But we have made these systems far more competitive in the past two years and as a result they have been growing at least as quickly as Charter overall.

So excluding these systems Charter is left with 2.8 million video customers with slightly higher product penetrations and similar growth potential relative to Charter today and significantly lower capital intensity beginning in 2015 after all digital completion this year.

Then to that 2.8 million base of remaining Charter video customers we will add approximately 3 million TWC video customers in markets which have slightly higher video penetration than Charter today and over the long-term should operate at margins consistent with the same potential that exists for Charter.

In the near term we intend to take these systems all digital and implement our pricing and packaging strategy so the growth trajectory of these new systems becoming just over 50% of new Charter should look similar to Charter during the 2012 through 2014 timeframe.

We will make the all-digital investment in these new systems but we expect lower overall capital as a percentage of revenue relative to the same investment period at Charter as we don't expect the acquired systems to require the same level of in sourcing needs, which drives spending on trucks, tools, test equipment, facilities. And we will be purchasing our CPE at a significantly lower price than when we started digitization of Charter.

So we believe those systems, which represent 50% of the new Charter, can develop and grow on a similar trajectory to Charter in the past two years with less capital intensity. And of course in addition to the starting EBITDA comments and the potential growth trajectory I mentioned we will have the management services fee of 4.25% of SpinCo revenue and roughly $200 million per year included within Charter's results.

We do not currently expect to consolidate SpinCo results, so SpinCo will be an independent and separately traded public Company with its own executive team and separate Board. Charter will have an operating service agreement with SpinCo providing services to SpinCo at cost so that it can benefit from Charter's infrastructure, scale and operating strategy.

I think these comments provide a better framework for people to think about new Charter over time. Obviously there will be some one-time integration costs and transition service payments to Comcast while we scale certain areas to migrate and we will highlight those along the way same as I mentioned with respect to pre-closing expenses.

On a somewhat related topic, a brief update on our tax assets and the anticipated effects of the M&A transactions. After the 2013 internal tax reorganization we really didn't see ourselves becoming a material cash income tax payer until after 2019.

We value both our NOL and excess tax basis when compared to others we believe the NPV of those combined tax assets noted on slide 16 is in the $3 billion range today, of course subject to business plan and discount assumptions.

We think the transactions with Comcast will drive faster use of those tax assets with higher income which will increase the value of our tax assets slightly and we expect some section -- so is called 1031 gain on the asset swap which will utilize some of our NOLs and create a corresponding increase in basis.

On a pro forma basis we still don't expect to make material cash income tax payments until after 2019 and we would expect to begin making material payments to Comcast in 2020 for the tax benefit we realize in the step-up value in the TWC assets.

The total gross payments to Comcast could be in the $2 billion range on an undiscounted basis and will be booked on our balance sheet as a long-term liability on a net present value basis which we estimate to be about $1 billion.

As a reminder, Comcast will pay the upfront tax in selling of TWC assets and we get a tax asset with the associated basis step up. We will pay Comcast that step-up benefit over time as it is used by Charter with a discounted bullet payment after eight years for any remaining step-up benefits not utilized over the eight-year period. And with that I will turn it over to the operator for Q&A.
QUESTION AND ANSWER

Operator

(Operator Instructions). Jason Bazinet, Citi.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

Jason Bazinet - Citigroup - Analyst

Thanks for all of the color on the transaction. I just had one question, more mundane perhaps. On your triple play penetration, at least in my model I have it sort of continuing to rise. But I was just looking at the recent trends, it seems like it has moderated. Do you expect that to reaccelerate based on all your initiatives or do you think we are sort of asymptoting towards the steady state? Thanks.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Jason, this is Tom. I think that our triple play penetration to video continues to increase and it won't increase at the rate it has over the last two years. But I think it will continue to increase on sell-in for two reasons: one, that I think our product is more compelling; and two, as your base of subscribers, subscribing to triple play gets higher then you are sort of -- you'll transfer transactions and all those kind of transactions selling at higher triple plate rates over time.

So I expect triple play growth to continue against video and continue to increase but not as rapidly as it has. But that is also -- whether you look at from a modeling point of view against the whole subscriber base, the question of the mix of video and data also comes into play. And we continue to have strong data only sales.

Jason Bazinet - Citigroup - Analyst

Okay, okay, thank you very much.

Operator

Ben Swinburne, Morgan Stanley.

Ben Swinburne - Morgan Stanley - Analyst

I have two questions. Chris, on the new Charter details -- and thanks for all that in your prepared remarks -- I just wanted to make sure I understood how you think we should be thinking about the acquired assets. You talked about the growth looking like kind of 2012 to 2014 for Charter which I think at least on a EBITDA CAGR basis it sort of looks like about 6% to 7%, it obviously was quite low in 2012 and has ramped quite nicely.

I just wanted to see if I was thinking about that right way. And then on the CapEx front, any advice on how we should think about the all-digital cost or the capital intensity of those acquired systems relative to what we saw for you in 2012 to 2014? It sounds like it will be lower because you are buying the boxes cheaper and the systems are maybe further along than they were in 2012. But any help there would be great.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Sure. For 2012 to 2014 really we implemented the changes at beginning of Q3 2012 and we are where we are today. I don't have the exact CAGR in front of me. That would seem to be a little bit high which you mentioned relative to what I recall from an EBITDA standpoint.

I think the more important thing when I gave that outlook is think about the way that -- when Charter made its transition that it impacted the amount of triple play sell-in. The things that made both positive and negative short-term impacts to selling channels, go to market, what that did to ARPU and what you saw through the Charter model come through over time.

First and foremost you saw the PSU growth related to triple play -- with triple play tick up. Subsequently you saw ARPU growth and you saw combined revenue growth and eventually once, as we started to migrate more to the base, eventually you saw EBITDA growth. That is the really the general point I was trying to make as opposed to a quarter-by-quarter example of guidance.

And the model will be applied in a pretty similar fashion as to how we go to market. You will have repricing taking place, you will have a change in sales channels, you'll have a general disruption from M&A generally. But all just to give a little bit of indication that we are going to do the same things that we did at Charter.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

And it is going to be -- I think what most people haven't understood, it is going to be over 50% of Charter's customer base as it is applied to in the new Charter. So we are not just adding a net 1.4 million customers, the key point I was making is that we are deducting 1.6 million of already fast-growing assets and writing 3 million of more moderate growth assets today that we are going to apply our operating strategy to.

So there is going to be a transition in the consolidated results as a result of that, but there is a proven track record to which you can apply.

As it relates to capital expenditure, in the prepared remarks -- the operating model is designed to grow. We are going to implement the triple play operating strategy, we will take systems on digital and that will drive CapEx.

But I don't think that some of the support line and maybe some of the scalable infrastructure line spend that you have seen at Charter will necessarily need to be spent on the 3 million assets that we acquired in the same way that we will be spending on CPE and the volume will be significant of the boxes that we buy.

But we expect to buy them at a cheaper rate than when we started digitization efforts at Charter. And in fact, today at Charter we are buying boxes at a dramatically lower cost than what we started at Charter and we would expect that to apply or even improve as we incorporate the digitization of the 3 million systems.

So I think the capital intensity on that vintage of growth, if you will, can be lower as a percentage of revenue relative to what it was at Charter.

Ben Swinburne - Morgan Stanley - Analyst

Got it. And I apologize, I hadn't adjusted for Bresnan and I took the 4.5% on our numbers. Thank you for the comments.

Operator

John Hodulik, UBS.

John Hodulik - UBS Securities - Analyst

I guess, Chris, back to slide 15, I guess the implied growth in 2014 for the pro forma Charter as you guys laid out is about 6%. And obviously there is a lot of moving parts in all the investment that you just talked about.

So I guess, I obviously don't want to look too far out, but does -- as we think of the playbook you guys applied to these assets, should that accelerate or decelerate through this investment period as you guys get these boxes out there and upgrade these networks?

And then secondly, maybe for Tom, you talked about the tests you guys are doing with the cloud-based guide. I mean if things proceed as expected and you have successful testing, when do you think that we could look towards a commercial rollout of the new guide? Thanks.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So on the first question, these are not our guidance and what we have done -- these are actually your numbers. And what we've done is we've taken consensus similar to what Comcast and TWC did in their joint S4. We are all having to get to what could be purchase price on the relevant asset, so we have applied Wall Street consensus to the relevant piece parts and it is as good as anything at this stage.

So that's all that all those numbers represent on page 15. Obviously if we thought it was entirely misrepresentative we wouldn't put it there, but it's really just a Wall Street consensus apply.

I think when you think about the forward growth curve -- are redundant Charter as it relates to growth on the existing assets that we have today? And the answer is no. We think we are continuing to improve on operating execution and usually financials flow when operations do well.

As it relates to the new assets that are being acquired, as I mentioned to Ben, they are going to go through a process and we will get done at Charter. I think people tend to typically overestimate how quickly financials turn based on implementation of operating strategies, it takes a while to get momentum going. And they tend to

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

underestimate how long that momentum will go and the amount of growth that can be driven once you have momentum in the marketplace. That is just our general view.

Tom Rutledge - Charter Communications, Inc. - President & CEO

So, with regard to the user interface, we have been testing it in Fort Worth, we are going to test it in other markets this year. We are pleased with what we are seeing. The attractiveness of the UI is that it is a state-of-the-art user interface cloud-based and it works both on new boxes and legacy boxes and it works on whether or not the box has a DOCSIS modem and it or whether it is pre-modem generation CPE.

And we think that it is going to be commercially launched everywhere we operate in 2015. And unless we find something testing that throws us off of that track that is our intention. And we think that we will be able to launch that same user interface across all of the assets that we are acquiring and servicing as part of this transaction.

So it has a dramatic possibility in terms of completely changing the look and feel and upgrading the state-of-the-art user interface functionality across not only old Charter but new Charter as well.

John Hodulik - UBS Securities - Analyst

Great, thanks, Tom.

Operator

Craig Moffett, MoffettNathanson.

Craig Moffett - MoffettNathanson - Analyst

A question for Tom and Chris, just drilling down on ARPU a little bit. This is now I guess a full year since you have now had some -- or two years, I mean, since you have had significant numbers of customers that were going into the new pricing plan. What are you seeing when they hit their step ups? Have you learned anything new about retention rates and customer behavior as those customers get their price increases?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I wouldn't say we have learned anything new, we are gaining the kind of retention that we expected. And the pricing is working. We still have -- we are about 75% including Bresnan, 80% with Bresnan, new price and packaging. So we are getting less and less of a base remainder going from legacy to new pricing and packaging, which will have an impact in a favorable way toward growth of ARPU going forward because the mix of side grade, so to speak, from legacy to new won't go down.

But in terms of the core strategy, which is to put a better product in front of a customer at a promotional offer and have the ability to step that pricing up through time because the product is good and it stands competitively in the marketplace even at the higher pricing, that is working. And it is working well and it is working the way we planned it and the retention rates are what we expected.

Craig Moffett - MoffettNathanson - Analyst

And if I could just follow up. Chris, to put a finer point on the TWC systems conversation that you gave us, are we right in assuming that when you feel like the product is there that you will do the same thing in those systems and move those customers onto promotional prices and then step them up at years one, two, three?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Yes. I mean obviously we will go look at all the pricing and packaging variations that exist inside those assets. And we may not do exactly the same.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

But the general notion of using the network in its fullest capacity in an all-digital way with better video than satellite can provide, better video than our phone competitors provide, higher data speeds and a low-cost fully functioned, fully featured voice product all put together in a package that saves consumers real dollars in a competitive sense and gives them a superior product, that is our strategy.

And we think if we do that, use the network effectively, that we can -- we need promotional pricing to break the inertia of the marketplace. But once we do that we think we do have pricing power within the product mix.

Craig Moffett - MoffettNathanson - Analyst

Thank you.

Operator

Jeff Wlodarczak, Pivotal Research Group.

Jeff Wlodarczak - Pivotal Research Group - Analyst

For Chris, your cost of service customers and marketing were higher than I forecast. How much of that was one-off expense related to move to all digital and I guess to Spectrum rebrand? And then how much disruption do you temporarily see to your video base when you move a market to all digital? Thanks.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Well, let's [take those apart]. I don't know your model, but marketing was up my recollection around 6%, we are selling more, so we think that is good. And we are selling more and we are spending more to go get it and that is positive ROI.

From a customer operations or cost to serve perspective, we have grown our customer relationships year over year by 4.5% and our cost to serve is up by 4%. We are selling more with more early 10-year] customers who tend to have a higher operating cost in the first year of operation.

So I think we are still seeing margin enhancement as it relates to the cost to surf line. You introduced a very good point which is in spite of the significant activity of all digital, so I think the operating team has done a really fantastic job despite all of the disruption providing better service and all the transition that was only taken place in the business plus all digital. And to have cost to surf only up 4% when you have 4.5% customer growth really is a pretty big accomplishment in my mind.

Tom Rutledge - Charter Communications, Inc. - President & CEO

And just to put a little color on it, many weeks we do 100,000 homes where we change out a digital box or add a digital box. Logistically it is quite complex and it does cost money and it does cause friction. I mean we have to make appointments with people, we have to create service calls, we have customer education issues that go with this transition.

And we are handling all of that, growing our business and growing our EBITDA at the same time. But once the digital transition is complete we think that some of those operating costs come out as well as capital costs.

Jeff Wlodarczak - Pivotal Research Group - Analyst

Great, thank you.

Operator

Vijay Jayant, ISI.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

David Joyce - ISI Group - Analyst

Thank you, it is David Joyce here. I was just wondering if you could provide some other color commentary on the response that you've seen on your subscriber base when you have been going all-digital. Are you seeing a lift in the subscribers yet?

Also with the momentum that you are seeing with the pricing and packaging, are you seeing any sort of incremental response from the competitors, has that been changing to any degree yet? Thank you.

Tom Rutledge - Charter Communications, Inc. - President & CEO

I will answer the last part of your question first. The competitive environment hasn't materially changed and we continue to see better performance where we have gone all-digital than where we haven't.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

I think that answered both of the questions. So --.

Operator

Phil Cusick, JPMorgan.

Phil Cusick - JPMorgan - Analyst

Can you talk about the business ETF program that was launched a couple of weeks ago? Has that been a real barrier to entry? And then second, as you think about the acquired markets, are there capabilities coming there that will help accelerate the overall business mix or what needs to be done in those markets? Thanks.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well with regard to the early termination fee or buyout contract offer that is going on in commercial, it is already a very rapidly growing area for us, small business on the coaxial plant and our objective is to go faster.

And we think that our marketing strategy, along with some product simplification strategies that we have for commercial, will improve our ability to execute our marketing strategy and to reduce our operating cost and make our service better by having a faster growing more uniform kind of product for the small business universe.

With regard to the transaction, we are going to have a much better regional footprint and the DMAs that we cover will be extremely efficient from a marketing perspective. We are going from an environment now where we can only mass-market to 48% of our marketplace through television, radio and newspaper. And the reason that is so is because we -- our position in the DMAs we operate in is as a percentage of the DMA relatively small.

After this trade and swap and acquisition over 95% -- actually very high 90%s of our marketplace will be able to use mass media. What that means is we have a denser, fuller marketplace in which to operate. And from a commercial perspective we will be able to cover the entire area and region.

So we think that some of the customers that currently have multi-site locations in the midsize part of the commercial marketplace are underserved by us. And in this new operating environment we think that we will have an opportunity to put products together that will make our service penetrate against that middle market for business.

In addition, by having a better brand strategy across multiple DMAs the whole commercial space ought to accelerate in my view.

Phil Cusick - JPMorgan - Analyst

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

Thanks, Tom.

Operator

Mike McCormack, Jefferies.

Scott Goldman - Jefferies & Co. - Analyst

Hey, guys, it is Scott Goldman on for Mike. I guess one quick housekeeping question and that is on the $14 million expense benefit, wondering, Chris, if maybe you can give us a little bit more detail about what is behind that and which line items it hit.

And I think you said part of it was a benefit on the programming cost side. It looks like programming costs are trending up sort of low-double-digits for the first half of the year and I think your guide is sort of [could be coming] through with where some of the others in the industry are which is probably more high single. So just wondering what the outlook is for the back half?

And then if I could just squeeze one more quick one in, just wondering as sort of Bring-Your-Own-Device starts to permeate a bit more -- it's still probably in its infancy -- but wondering if you are seeing anything from the BYOD sort of community and the reaction from subscribers as you start to deploy more and more set-top boxes into the home.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So, Scott, we did have some one time benefits inside of the quarter, we didn't provide a breakout. Some of that was programming but certainly not all of it. And we are not going to do a line by line (inaudible) analysis each quarter. But we think it was important to provide that disclosure in Q1.

We also had the acceleration of the rate increase over year over year so we provided that as well. Net-net we think that EBITDA growth net of the one-time related items is increasing from Q1 to Q2 and has been for many quarters. And I think that is the most relevant point.

From a long-term programming outlook I don't think our views have changed. From a short-term programming outlook we have consistently said that we expected our programming cost [growth] to be consistent or similar to other operators in the space. I don't know that I have heard too many people talking about the mid- to high-single-digits. But we would expect ours to be consistent with others as adjusted for expanded basic video growth.

So unlike many, we are growing video market share. So not only do we have rate pressure like everybody else, but we have very positive volume pressure as a result of growing video market share, that is the kind of program expense you actually want to see.

The third one was the premier and device (inaudible) for Tom.

Tom Rutledge - Charter Communications, Inc. - President & CEO

I mean I do think that Bring-Your-Own-Device potentially has a possibility to reduce CPE through time for us. But we have been working on increasing the capability of our app which works on bring your own devices, tablets and mobile phones. And we are getting significant uptick in use of that device.

So we think that we continue to need to put CPE out because people need CPE from us in order to make their televisions operate with the fullness of our product in a two-way interactive service function. And a lot of the Bring-Your-Own-Devices don't necessarily comport with our entire product.

But that said, I see a world in which that is possible. And so it may be that over the next few years that our CPE costs, which are going down because of investments we have made, could even be less if there is a bigger proliferation of fully functional Bring-Your-Own-Device kind of assets out there.

Scott Goldman - Jefferies & Co. - Analyst

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

Okay, great. Thanks.

Operator

Bryan Kraft, Evercore.

Bryan Kraft - Evercore Partners - Analyst

I'm wondering if you could comment on the programming cost differential per subscriber and the systems coming into Charter versus those going out in the attractions, are they any different.

And then also, as you are engaging with programmers now on new renewals are you finding your are gaining any leverage at all in the negotiations because of the increased scale? And how are the programmers approaching SpinCo? Can we be assured that SpinCo can use Charter's programming contracts or are you seeing any pushback on this? Thank you.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Yes, I don't really want to respond to any of that. Bryan, there is huge sensitivity around everything that you just asked. And I think what we've said today and provided in the slides is about as far as we are prepared to go. And for obvious reasons when you have asked those questions we are going to hold our cards close to our chest.

Bryan Kraft - Evercore Partners - Analyst

What about just on the first part on the programming cost differential at your rate card and what is coming in versus going out? I'm just curious, is there anything structurally that gives you a lower-cost maybe in some of those mid-markets based on the retrans footprint or the RSN footprint, or when you look at the numbers does it end up coming out about the same?

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

Yes, I don't think that we are going to get into that here, I don't think behooves us and it is not in the interest of our shareholders to do so.

Bryan Kraft - Evercore Partners - Analyst

Okay.

Operator

Tom Eagan, Telsey Advisory Group.

Tom Eagan - Telsey Advisory Group - Analyst

I have a question on the FCC. The calendar has gotten a lot more crowded over the past couple months and will probably get even more crowded if other potential deals are announced. So I guess for Tom, is there any risk that the FCC has to stop the 180-day clock in an effort to better assess the changing landscape? Thanks.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Well, it is always a possibility and it has been done in the past. But the FCC has actually said that they wanted to ask for lots of information upfront, which they did, and that they were going to try to go through the process within the normal timeframe.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

So that normal timeframe clock of six months is ticking. And if they stay true to their objectives the deal will close by the end of the year, at least for Comcast and Time Warner cable, and our deal will close 30 to 45 days after that. But it is been stopped in the past.

Tom Eagan - Telsey Advisory Group - Analyst

Right. Okay, great, thank you.

Operator

Will Milner, Arete Research.

Will Milner - Arete Research - Analyst

I just want to focus again on slide 15. Lots of helpful information, but really on the top-line growth of the $3 million TWC assets that will, as you say, be over 50% of the enlarged charter coming in. I mean TWC today posted residential revenue growth of less than 1%. And is there any reason to suspect the revenue growth of the 3 million subs that are coming in will be materially different from that number? And I have one follow-up.

Tom Rutledge - Charter Communications, Inc. - President & CEO

No, look, unfortunately I don't think it is appropriate for us really to talk about assets that are not ours as of yet. The methodology that we have used is really for illustrating purposes in terms of determining the purchase price, and the [starting] EBITDA could be on the consolidated pro forma when you add in all of these different pieces, assuming that the consensus estimates was correct. That is really all it is intended to do.

So I don't want to stretch it into more than it is or get into the mode of really commenting on somebody else's assets for the time being and how they might perform. The reality is we will know when we close.

I'm sorry, the other question you had was?

Will Milner - Arete Research - Analyst

Switching back to your business, I guess. Just on the CapEx profile going forward, the guidance obviously this year is absolutely clear. It's [$8.3] billion, of which $500 million is one-off. But at the same time, I'm just thinking about the potential on the Fort Worth trial and the cloud-based EPG.

As you look into 2015, if that trial is successful and you have a full commercial deployment, is there potential to sort of materially change the number of boxes you are going to upgrade in 2015, as a result of that trial? How should we think about that?

Tom Rutledge - Charter Communications, Inc. - President & CEO

I don't think the trial of the user interface is directly related to our box strategy. Now by the end of -- and what I mean is by the end of this year, historic Charter, we will be all digital. And we will be buying a relatively small number of boxes without this transaction.

So as we go into 2015 we would want to put the new user interface out in historic Charter on all the boxes that we have already bought and it would have no impact on future pricing or future box prices.

In the acquired systems, how soon we can get going with an all digital strategy in 2015 after a transition services agreement is put in place and how that would roll out in 2015 I don't really know. But it wouldn't happen the day it closed that it would suddenly move to a much faster capital spend.

You would have to do some planning and packaging and pricing and branding and prepare the system operationally for new sets of hardware, which takes time. But the user interface is working the way we hope, it might be able to be deployed even before you go all-digital. And it is a relatively minor capital expenditure compared to a box rollout.

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JULY 31, 2014 / 02:00PM GMT, CHTR - Q2 2014 Charter Communications Inc Earnings Call

Will Milner - Arete Research - Analyst

Okay, that is helpful. Thank you.

Operator

James Ratcliffe, Buckingham Research.

James Ratcliffe - Buckingham Research - Analyst

I just wonder if you have any thoughts on the Windstream transaction announced earlier this week and about whether a REIT architecture could make sense for an MSO in general and in particular what the puts and takes would be for a growth and accretion oriented MSO like Charter in particular. Thanks.

Chris Winfrey - Charter Communications, Inc. - EVP & CFO

So, James, it is not the first time this idea has been shopped around. But we tend to believe the largest value for Charter is in operating its assets well and gaining market share and control of your network operations is a very key element to our strategy. So we believe the inherent value will be recognized through our performance over time versus trying to isolate the value of that network now at the expense of potential cash flow growth.

Another thing to keep in mind is we also have significant tax assets already today and it is not like we lack complexity with the organic and inorganic strategy, we are focused on delivering. And the way we are set up today I think is the most viable way today for Charter shareholders.

James Ratcliffe - Buckingham Research - Analyst

Great, thank you.

Operator

I will now turn the conference back over to Mr. Anninger for any concluding remarks.

Stefan Anninger - Charter Communications, Inc. - VP of IR

Thanks all of you for joining us today and we will see you all after we complete our third quarter. Bye-bye.

Tom Rutledge - Charter Communications, Inc. - President & CEO

Thanks a lot.

Operator

Ladies and gentlemen, this does conclude today's conference. Thank you all for joining. And you may all disconnect.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

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